UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT
MSA Safety Incorporated

(Exact name of the registrant as specified in its charter)

Pennsylvania	1-15579	46-4914539

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1000 Cranberry Woods Drive
Cranberry Township,	Pennsylvania	16066-5207

(Address of principal executive offices)		(Zip Code)

Jose Manuel Sanchez 724-742-8136

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 - Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

MSA Safety Incorporated (“MSA”) has determined in good faith that during 2024, MSA manufactured or contracted to manufacture certain products containing tin, tungsten, tantalum, or gold necessary to the functionality or production of such products.

Item 1.02 Exhibit

The Conflicts Minerals Report, filed at Exhibit 1.01, and as specified in Section 2, Item 2.01 of this Form SD, is publicly available at https://investors.msasafety.com as well as on the SEC’s EDGAR database at www.sec.gov.

Section 2 - Exhibits

Item 2.01 Exhibits

The following is filed as an exhibit to this Form SD:

    Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MSA SAFETY INCORPORATED
(Registrant)

/s/ Jose Manuel Sanchez	May 29, 2025
Jose Manuel Sanchez	(Date)
Vice President MissionOPS